Exhibit 99.1

BOS Announces Closing of the Acquisition of the Assets of Imdecol Ltd.

Imdecol adds advanced technology related to automatic and robotic systems

RISHON LEZION, Israel, June 3, 2019 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC), a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, announced today that it has completed its acquisition of the assets of Imdecol Ltd. (www.imdecol.com), a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines.

Eyal Cohen, BOS Co-CEO and CFO stated, "We’re very pleased to have closed this transformative acquisition. We believe Imdecol’s advanced technology will provide us with new capabilities to significantly enhance our product offering, mainly in the manufacturing segment. We believe that demand for robotic systems is growing globally and we intend to target these international markets. "

Yuval Viner, BOS Co-CEO commented, "Imdecol’s annual revenues in the years 2017- 2018 averaged $5.7 million, of which 45% was from customers outside of Israel, mainly Australia, New Zealand and America. We plan to grow Imdecol’s revenues both globally and locally through increased investment in sales and marketing. This will include appointing new sales representatives in new and existing territories and utilizing the RFID and Mobile division’s sales force to expand our presence in the Israeli market".

For more information:

Investor Relations Contact: John Nesbett IMS Investor Relations (203) 972-9200 jnesbett@institutionalms.com	Company Contact Eyal Cohen, Co-CEO & CFO BOS +972-542525925 eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS' RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; risks associated with completing and successfully integrating an acquisition with BOS’s existing business; and additional risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.